UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington. D.C. 20549

                                SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                             (Amendment No. 11)

                            TRISTAR Corporation
            (Formerly Ross Cosmetics Distribution Centers, Inc.)
                              (Name of Issuer)


                        Common Stock, $0.01 Par Value
  _________________________________________________________________________
                       (Title of Class of Securities)

                                  778242107
                                 ___________
                               (CUSIP Number)

    Robert B. McCaw, Esq.; Wilmer, Cutler & Pickering; 2445 M Street, N.W., Washington, D.C. 20037; 202-663-6586 and Kirit Sheth; P.O. Box 16758; Jebel Ali Free Zone; Dubai, United Arab Emirates, Tel: 011-97-14-519-444
  _________________________________________________________________________
     Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                  November 29, 1995 and December 11, 1995
                ____________________________________________
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

       2 of 24
                                SCHEDULE 13D

CUSIP NO.  778242107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Mahendra Sheth

2    Check the Appropriate Box if a Member of a Group*            (a) _X_
                                                                  (b)

3    SEC Use Only

4    Source of Funds*

          AF

5 Check Box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e)

6    Citizenship or place of organization
          India

                7        Sole Voting Power
  Number of              -0-
   Shares
Beneficially    8        Shared Voting Power
  Owned by               16,397,984 shares, includes 2,400,000
    each                 shares capable of being acquired through
 Reporting               exercise of a warrant
   Person
    with        9        Sole Dispositive Power
                         -0-

                10       Shared Dispositive Power
                         16,397,984 shares, includes 2,400,000 shares capable of being acquired through exercise of a warrant

11   Aggregate amount beneficially owned by each reporting person

     16,397,984 shares, includes 2,400,000 shares capable of being acquired through exercise of a warrant

12   Check box if the aggregate amount in row (11) excludes
     certain shares*                                                  ___

13   Percent of Class represented by amount in row (11)

          86.2%

14       Type of reporting person*

          IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
   Include both sides of the cover page, responses to Items 1-7 (Including Exhibits) of the Schedule, and the signature attestation.

       3 of 24
                                SCHEDULE 13D

CUSIP NO.  778242107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Shashikant Sheth

2    Check the Appropriate Box if a Member of a Group*            (a) _X_
                                                                  (b)
3    SEC Use Only

4    Source of Funds*

          AF

5    Check Box if disclosure of legal proceeding
     is required pursuant to items 2(d) or 2(e)                       _X_

6    Citizenship or place of organization

          India

                7        Sole Voting Power
  Number of              -0-
   Shares
Beneficially    8        Shared Voting Power
  Owned by               16,397,984 shares, includes 2,400,000
    each                 shares capable of being acquired through
 Reporting               exercise of a warrant
   Person
    with        9        Sole Dispositive Power
                         -0-

                10       Shared Dispositive Power
                         16,397,984 shares, includes 2,400,000 shares capable of being acquired through exercise of a warrant

11   Aggregate amount beneficially owned by each reporting person

     16,397,984 shares, includes 2,400,000 shares capable of being acquired through exercise of a warrant

12   Check box if the aggregate amount in row (11) excludes
     certain shares*                                                 ___

13   Percent of Class represented by amount in row (11)

          86.2%

14       Type of reporting person*

          IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        Include both sides of the cover page, responses to Items 1-7 (Including Exhibits) of the Schedule, and the signature attestation.

       4 of 24
                                SCHEDULE 13D

CUSIP NO.  778242107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Kirit Sheth

2    Check the Appropriate Box if a Member of a Group*            (a) _X_
                                                                  (b)
3    SEC Use Only

4    Source of Funds*

          AF

5 Check Box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e)

6    Citizenship or place of organization

          India

                7        Sole Voting Power
  Number of              -0-
   Shares
Beneficially    8        Shared Voting Power
  Owned by               16,397,984 shares, includes 2,400,000
    each                 shares capable of being acquired through
 Reporting               exercise of a warrant
   Person
    with        9        Sole Dispositive Power
                         -0-

                10       Shared Dispositive Power
                         16,397,984 shares, includes 2,400,000 shares capable of being acquired through exercise of a warrant

11   Aggregate amount beneficially owned by each reporting person

     16,397,984 shares, includes 2,400,000 shares capable of being acquired through exercise of a warrant

12   Check box if the aggregate amount in row (11) excludes
     certain shares*                                                 ___

13   Percent of Class represented by amount in row (11)

          86.2%

14       Type of reporting person*

          IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        Include both sides of the cover page, responses to Items 1-7 (Including Exhibits) of the Schedule, and the signature attestation.

       5 of 24
                                SCHEDULE 13D

CUSIP NO.  778242107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Jamnadas Sheth

2    Check the Appropriate Box if a Member of a Group*            (a) _X_
                                                                  (b)

3    SEC Use Only

4    Source of Funds*

          AF

5 Check Box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e)

6    Citizenship or place of organization
          India

                7        Sole Voting Power
  Number of              -0-
   Shares
Beneficially    8        Shared Voting Power
  Owned by               16,397,984 shares, includes 2,400,000
    each                 shares capable of being acquired through
 Reporting               exercise of a warrant
   Person
    with        9        Sole Dispositive Power
                         -0-

                10       Shared Dispositive Power
                         16,397,984 shares, includes 2,400,000 shares capable of being acquired through exercise of a warrant

11   Aggregate amount beneficially owned by each reporting person

     16,397,984 shares, includes 2,400,000 shares capable of being acquired through exercise of a warrant

12   Check box if the aggregate amount in row (11) excludes
     certain shares*                                                 ___

13   Percent of Class represented by amount in row (11)

          86.2%

14       Type of reporting person*

          IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        Include both sides of the cover page, responses to Items 1-7 (Including Exhibits) of the Schedule, and the signature attestation.

       6 of 24
                                SCHEDULE 13D

CUSIP NO.  778242107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Jayesh Sheth

2    Check the Appropriate Box if a Member of a Group*            (a) ___
                                                                  (b) _X_

3    SEC Use Only

4    Source of Funds*

          Not Applicable

5    Check Box if disclosure of legal proceeding
     is required pursuant to items 2(d) or 2(e)                       _X_

6    Citizenship or place of organization

          England

                7        Sole Voting Power
  Number of              -0-
   Shares
Beneficially    8        Shared Voting Power
  Owned by               -0-
    each
 Reporting      9        Sole Dispositive Power
   Person                -0-
    with
                10       Shared Dispositive Power
                         -0-

11   Aggregate amount beneficially owned by each reporting person

          -0-

12   Check box if the aggregate amount in row (11) excludes
     certain shares*                                                 ___

13   Percent of Class represented by amount in row (11)

          Not Applicable

14   Type of reporting person*

          IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        Include both sides of the cover page, responses to Items 1-7 (Including Exhibits) of the Schedule, and the signature attestation.

       7 of 24
                                SCHEDULE 13D

CUSIP NO.  778242107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Virendra Sheth

2    Check the Appropriate Box if a Member of a Group*            (a) ___
                                                                  (b) _X_

3    SEC Use Only

4    Source of Funds*

          Not Applicable

5    Check Box if disclosure of legal proceeding
     is required pursuant to items 2(d) or 2(e)                       _X_

6    Citizenship or place of organization

          USA

                7        Sole Voting Power
  Number of              -0-
   Shares
Beneficially    8        Shared Voting Power
  Owned by               -0-
    each
 Reporting      9        Sole Dispositive Power
   Person                -0-
    with
                10       Shared Dispositive Power
                         -0-

11   Aggregate amount beneficially owned by each reporting person

          -0-

12   Check box if the aggregate amount in row (11) excludes
     certain shares*                                                 ___

13   Percent of Class represented by amount in row (11)

          Not Applicable

14   Type of reporting person*

          IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        Include both sides of the cover page, responses to Items 1-7 (Including Exhibits) of the Schedule, and the signature attestation.

       8 of 24
                                SCHEDULE 13D

CUSIP NO.  778242107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Starion International Limited

2    Check the Appropriate Box if a Member of a Group*            (a) _X_
                                                                  (b)
3    SEC Use Only

4    Source of Funds*

          AF

5    Check Box if disclosure of legal proceeding
     is required pursuant to items 2(d) or 2(e)                       _X_

6    Citizenship or place of organization

          British Virgin Islands

                7        Sole Voting Power
  Number of              -0-
   Shares
Beneficially    8        Shared Voting Power
  Owned by               6,420,174 shares, includes 2,400,000
    each                 shares capable of being acquired through
 Reporting               exercise of a warrant
   Person
    with        9        Sole Dispositive Power
                         -0-

                10       Shared Dispositive Power
                         6,420,174 shares, includes 2,400,000 shares capable of being acquired through exercise of a warrant

11   Aggregate amount beneficially owned by each reporting person

     6,420,174 shares, includes 2,400,000 shares capable of being acquired through exercise of a warrant

12   Check box if the aggregate amount in row (11) excludes
     certain shares*                                                 ___

13   Percent of Class represented by amount in row (11)

          33.6%

14       Type of reporting person*

          OO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        Include both sides of the cover page, responses to Items 1-7 (Including Exhibits) of the Schedule, and the signature attestation.


       9 of 24

                                SCHEDULE 13D

CUSIP NO.  778242107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Transvit Manufacturing Corporation

2    Check the Appropriate Box if a Member of a Group*            (a) _X_
                                                                  (b) ___
3    SEC Use Only

4    Source of Funds*

          SC

5 Check Box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e)

6    Citizenship or place of organization

          British Virgin Islands

                7        Sole Voting Power
  Number of              -0-
   Shares
Beneficially    8        Shared Voting Power
  Owned by               9,977,810 shares
    each
 Reporting      9        Sole Dispositive Power
   Person                -0-
    with
                10       Shared Dispositive Power
                         9,977,810 shares

11   Aggregate amount beneficially owned by each reporting person

     9,977,810 shares

12   Check box if the aggregate amount in row (11) excludes
     certain shares*                                                 ___

13   Percent of Class represented by amount in row (11)

     60%

14   Type of reporting person*

     CO


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        Include both sides of the cover page, responses to Items 1-7 (Including Exhibits) of the Schedule, and the signature attestation.

       10 of 24

     This Amendment No. 11 to the Statement on Schedule 13D filed jointly by Mahendra Sheth, Shashikant Sheth, Kirit Sheth, and Jamnadas Sheth (collectively the "Core Sheth Families"), together with Starion International Limited ("Starion"), Transvit Manufacturing Corporation ("Transvit Manufacturing"), Jayesh Sheth, and Virendra Sheth (all of the foregoing referred to collectively as the "Reporting Persons") (the "Schedule 13D") pursuant to a joint filing agreement attached hereto as
Exhibit 1, relates to the Common Stock of TRISTAR CORPORATION, formerly known as Ross Cosmetics Distribution Centers, Inc. (the "Issuer").

          The Schedule 13D is amended as follows:

Item 1.   Security and Issuer.
          ___________________

          This amendment relates to the release of 200,000 shares of common stock of the Issuer from the Starion Escrow Account, the terms of which are summarized in Amendment No. 7, and to the Core Sheth Families' intention to vote at the Issuer's next annual meeting of shareholders so as to replace Shashikant Sheth with Jay Sheth on the Issuer's board of directors.

          In addition, certain of the Reporting Persons have consented to the entry of cease and desist orders by the Securities and Exchange Commission (the "Commission") in connection with an investigation that had been ongoing since 1992 and with respect to which the Issuer and the Reporting Persons have cooperated with the Commission.

     This amendment also reports consummation of the proposed merger among Eurostar Perfumes, Inc. ("Eurostar"), Transvit Manufacturing, and the Issuer, the terms of which are summarized in Amendment No. 10 to Schedule 13D.


Item 2.   Identity and Background.
          _______________________

     As a result of the merger of Eurostar into the Issuer, as discussed further in Item 4, Transvit Manufacturing has acquired beneficial ownership of 9,977,810 shares of common stock of the Issuer. The identity and background information for Transvit Manufacturing is as follows:

          (a)   Transvit Manufacturing Corporation

          (b)   P.O. Box 7707
                Dubai, United Arab Emirates

          (c)   Principal business is owning stock of the Issuer

          (d)   No

          (e)   No

          (f)   Incorporated in the British Virgin Islands

          Officers and Directors
          ______________________

          1.    President and Director

       11 of 24

                a.   Mahendra Sheth

                b.   P.O. Box 5551
                     Dubai, United Arab Emirates

                c.   Partner/Director
                     Administration and Finance
                     Jamsun Trading Co. and Jaywir Trading Co.
                     P.O. Box 5551
                     Dubai, United Arab Emirates

                d.   No

                e.   No

                f.   India

          2.    Secretary and Director

                a.   Nagendran Sundarkumar

                b.   P.O. Box 5551
                     Dubai, United Arab Emirates

                c.   CEO and Managing Director
                     of Golden Fries
                     (India) Ltd.
                     (manufacturer of potato chips)

                d.   No

                e.   No

                f.   Australia

          3.    Treasurer and Director

                a.   Mr. Juan A. Tejada Mora

                b.   Calle Aquilino de la Guardia no. 8
                     Edificio lgra, Apartado 850
                     Panama, R.d.P.

                c.   Lawyer
                     Icaza, Gonzalez, Ruiz & Aleman
                     Colle Aquilino de la Guardia no. 8
                     Edificio lgra, Apartado 850
                     Panama, R.d.P.

                d.   No

                e.   No

                f.   Panama

       12 of 24

Item 3.   Source and Amounts of Funds or Other Consideration.
          __________________________________________________

          The 9,977,810 shares of common stock of the Issuer acquired by the Core Sheth Families as described in Item 4, were acquired in a merger transaction in which the Issuer received from the Core Sheth Families all of the shares of Eurostar, an entity formerly owned by the Core Sheth Families through Transvit Manufacturing and now merged into the Issuer.

Item 4.   Purpose of Transaction.
          ______________________

          As disclosed in Amendment No. 7, in December, 1994 Starion and the United States Government executed an escrow agreement pursuant to which Starion deposited one million shares of the Issuer into an escrow account. The shares were deposited in this account to serve as security for five separate payments of $700,000 each to the Government under a promissory note discussed in detail in Amendment No. 6.

          On November 22, 1995, Starion made a $700,000 payment to the Government on that promissory note causing the escrow agent, on November 29, 1995, to release 200,000 shares of stock of the Issuer from the Starion Escrow Account and return those shares to Starion. The remaining 800,000 shares continue to be held in escrow pursuant to the escrow agreement as security for four additional payments of $700,000 to be made over the next four years. All of these shares are nominally owned by Starion and beneficially owned by the Core Sheth Families.

          As disclosed in Amendment No. 10, an Agreement and Plan of Merger (the "Merger Agreement") was entered into among the Issuer, Eurostar, and Transvit Manufacturing on July 31, 1995. On August 30, 1995, the shareholders of the Issuer approved the Merger Agreement, which was implemented by the Issuer, Eurostar, and Transvit Manufacturing on August 31, 1995.

          As a result of the merger, Transvit Manufacturing, which owned 100% of Eurostar prior to the merger, now owns 9,977,810 shares of common stock of the Issuer. Transvit Manufacturing is a British Virgin Islands corporation that is wholly owned by the Core Sheth Families. As a result, these 9,977,810 shares are beneficially owned by the Core Sheth Families, which also own, through other reporting persons, 4,020,174 shares of common stock of the Issuer and warrants enabling them to purchase an additional 2,400,000 shares of the Issuer's common stock. In total, following the merger the Core Sheth Families have beneficial ownership of 86.2% of the common stock of the Issuer.

          Prior to the merger, Eurostar was the Issuer's principal supplier of perfume products under a distribution agreement entered into on October 24, 1992, and discussed in Amendment No. 1 to Schedule 13D. Upon completion of the merger, this distribution agreement was terminated under an agreement dated August 31, 1995 and attached to this filing as Exhibit 2.

          The purposes of the merger were to increase the profitability of the Issuer, to reduce its cash flow problems, to expand the Issuer's existing market base, to eliminate certain potential conflicts of interest between the Issuer and Eurostar, and to increase the Issuer's flexibility in future financings and acquisitions. The Core Sheth Families have no current

       13 of 24

plans to engage in a Rule 13e-3 transaction, nor is the merger motivated by such a purpose. The Core Sheth Families reserve the right, however, to change their intent in the future, or take any actions regarding any of the matters described herein, directly or as a participant with others, based on their continuing review of their investment in shares of the common stock of the Issuer and future developments that affect the Issuer.

          In connection with the merger, the Issuer agreed to change the exercise price of the two-million-share Common Stock Purchase Warrant (the "Warrant") acquired by Starion in December 1994 and described in Amendment 6 to Schedule 13D. The exercise price will be recalculated at an amount, if lower than the current exercise price, equal to the lowest average closing sales price of the Issuer's common stock in any consecutive 20-day trading period during the time period beginning with the filing of the Certificate of Merger and Articles of Merger with the Secretaries of State of Delaware and Texas, respectively, and ending on August 31, 1996. The exercise price of the Warrant will increase 10% per share on December 15, 2001, on December 15, 2002, and on December 15, 2003, on a cumulative and compounded basis. The agreement revising the terms of the Warrant is attached to this filing as Exhibit 3.

          Following the merger, the Issuer's Board of Directors consisted of the following individuals: Viren S. Sheth, Shashikant S. Sheth, Richard P. Rifenburgh, Robert R. Sparacino, and Aaron Zutler. On December 11, 1995, The Core Sheth Families finalized a plan pursuant to which Shashikant Sheth will resign from the Issuer's Board effective January 12, 1996. At the Issuer's next annual meeting of shareholders, to be held on January 11, 1996, the Core Sheth Families will vote their shares in favor of the other current directors and in favor of Jay Sheth, a nominee to the Board. Jay Sheth is the son of Jamnadas Sheth, a member of the Core Sheth Families.

          Whether or not Jay Sheth is elected to the Issuer's board of directors, he will continue not to have any beneficial ownership of any of the securities of the Issuer.

          On September 29, 1995 the Securities and Exchange Commission (the "Commission") entered administrative cease and desist orders against Starion, Shashikant Sheth, Viren Sheth, and Jay Sheth, ending an investigation that had been ongoing since 1992. The orders make findings, with respect to events that occurred prior to 1992, that Starion violated Sections 13(d) and 16(a) of the Exchange Act and Rules 13d-1, 13d-2, and 16a-1; that Shashikant Sheth violated Sections 13(d) and 16(a) of the Exchange Act and Rules 13d-1, 13d-2 and 16a-1 and caused violations of
Section 13(a) of the Exchange Act and Rules 12b-20 and 13a-1; and that Viren and Jay Sheth caused violations of Section 13(a) of the Exchange Act and Rules 12b-20 and 13a-1. The orders, copies of which are attached as Exhibit 4, require each of the above to cease and desist from future violations of these provisions.

          The Commission also entered cease and desist orders under Sections 13(d) and 16(a) of the Exchange Act and Rules 13d-1, 13d-2, and 16a-1 with respect to Transvit Investment Corporation and Vileaurose Chimique, who were formerly beneficial owners of the Issuer's securities and are owned and controlled by the Core Sheth Families.

       14 of 24

          Entry of the Commission's cease and desist orders brings to a conclusion the Commission's investigation into the nondisclosure, prior to August 1992, of the Core Sheth Families' beneficial ownership of securities of the Issuer. The Reporting Persons have cooperated extensively with the Commission throughout this investigation. The orders were entered following the submission of offers of settlement by Starion, Transvit Investment Corporation, Vileaurose Chimique, S.A., Shashikant Sheth, Viren Sheth, and Jay Sheth.

          As of this filing, under Rule 13d-3(d)(1)(i) the Core Sheth Families have beneficial ownership of 16,397,984 shares of common stock (86.2%) of the Issuer.

       15 of 24

Item 5.   Interest in Securities of the Issuer.
          ____________________________________



          The following table sets forth the aggregate number and percentage of the outstanding Common Stock of the Issuer currently beneficially owned by the Reporting Persons.


    Name           Sole         Shared Voting Power     Aggregate Share         Percentage of
                   Voting                              Beneficially Owned        Common Stock
                   Power


All Reporting        -0-         16,397,984<F1>           16,397,984<F1>           86.2
Persons
as a Group

The Core Sheth       -0-         16,397,984<F1>           16,397,984<F1>           86.2
Families

Transvit             -0-         9,977,810                9,977,810                60.0
Manufacturing

Shashikant Sheth     -0-         16,397,984<F1>           16,397,984<F1>           86.2

Mahendra Sheth       -0-         16,397,984<F1>           16,397,984<F1>           86.2

Kirit Sheth          -0-         16,397,984<F1>           16,397,984<F1>           86.2

Jamnadas Sheth       -0-         16,397,984<F1>           16,397,984<F1>           86.2

Starion Int'l Ltd.   -0-         6,420,174<F1>            6,420,174<F1>            33.6

Jay Sheth            -0-         -0-                      -0-                      -0-

Viren Sheth          -0-         -0-                      -0-                      -0-


<F1>      This figure includes 2,400,000 shares capable of being acquired through the exercise of warrants.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          ___________________________________

          The information set forth in Item 4 is incorporated by reference.

Item 7.   Material to be Filed as Exhibits.
          ________________________________

          1. Written Agreement of the Reporting Persons as required by Rule 13d-1(f), relating to the filing of this Amendment No. 11.

       16 of 24

          2. Agreement dated August 31, 1995, among Tristar Corporation, Eurostar Perfumes, Inc., and Starion International Ltd., terminating the Distribution Agreement entered into on October 23, 1992.

          3. Amendment to Common Stock Purchase Warrant, dated August 31, 1995, between Starion International Ltd. and Tristar Corporation.

          4. In the Matter of Starion International, Ltd., Securities Exchange Act of 1934, Release No. 36318, Sept. 29, 1995.

       17 of 24


                                  Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 /s/ Kirit Sheth
                                 __________________________________
                                 Kirit Sheth, Individually


Dated:  December 19, 1995

       18 of 24


                                  Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 /s/ Jamnadas Sheth
                                 __________________________________
                                 Jamnadas Sheth, Individually


Dated:  December 19, 1995

       19 of 24


                                  Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 /s/ Mahendra Sheth
                                 __________________________________
                                 Mahendra Sheth, Individually


Dated:  December 19, 1995

       20 of 24


                                  Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 /s/ Shashikant Sheth
                                 __________________________________
                                 Shashikant Sheth, Individually


Dated:  December 19, 1995

       21 of 24


                                  Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 Starion International


                         By:     /s/ Shashikant Sheth
                                 __________________________________
                                 Shashikant Sheth,


                         Title:  Director


Dated:  December 19, 1995

       22 of 24


                                  Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 /s/ Virendra Sheth
                                 __________________________________
                                 Virendra Sheth,  Individually



Dated:  December 19, 1995

       23 of 24


                                  Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 /s/ Jayesh Sheth
                                 __________________________________
                                 Jayesh Sheth,  Individually



Dated:  December 19, 1995

       24 of 24


                                  Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 Transvit Manufacturing Corporation


                         By:     /s/ Mahendra Sheth
                                 __________________________________
                                 Mahendra Sheth,

                         Title:  President


Dated:  December 19, 1995



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